

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Yili Kevin Xie
Chief Executive Officer
Gracell Biotechnologies Inc.
Building 12, Block B, Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People's Republic of China

Re: Gracell Biotechnologies Inc.
     Form 20-F for the Fiscal Year Ended December 31, 2022
     File No. 001-39838

Dear Yili Kevin Xie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Will Cai